BRINKLEY DICKERSON 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com
June 11, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director
Re:	Arris Group, Inc. Form 10-K for year ended 12/31/09 Form 10-Q for quarter ended 3/31/10 Definitive Proxy Statement filed 4/9/10 Final No. 0-31254
Dear Mr. Spirgel:
The following are the responses of Arris Group, Inc. (“Arris”) to the Staff’s comments on the Form 10-K for the year ended December 31, 2009, the Form 10-Q for the fiscal quarter ended March 31, 2010, and the definitive proxy statement for the 2010 Annual Meeting of Shareholders. We are submitting this letter on behalf of Arris, and the terms “we,” “our” and “the Company” in the following responses refer to Arris.
Form 10-K for Fiscal Year Ended December 31, 2009
Comment No. 1:
Refer to your response to comment 3. Please confirm that in the event you have an interim event triggering a goodwill impairment test, you will include the proposed disclosures in the respective Form 10-Q
Response:
We confirm that in the event that we have an interim event triggering goodwill impairment testing, we will include the proposed disclosures in the respective Form 10-Q.
ATLANTA     CHICAGO     HONG KONG     LONDON     NEW YORK     NEWARK     NORFOLK     ORANGE COUNTY     PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Securities and Exchange Commission
June 11, 2010

Form 10-Q for the quarter ended March 31, 2010
Note 3. Change in significant accounting policies, page 3
Revenue recognition, page 8
Comment No. 2:
We note that you elected to early adopt at the beginning of this quarter the new accounting guidance on multiple element arrangements on a prospective basis for arrangement originating or materially modified after January 1, 2010. It is unclear to us from your disclosures how the new guidance changed your accounting. In this regard, it does not appear that you have provided the information required by ASC 605-25-65-1 such as a description of any change in the units of accounting, change in how the entity allocates the arrangement consideration to various units of accounting and changes in the pattern and timing of revenue recognition for each type of arrangements. Please disclose this information in your next Form 10-Q. Also provide us with you proposed disclosure.
Response:
As noted, ARRIS elected to early adopt the new accounting standards for multiple element revenue arrangements on a prospective basis for arrangements originating or materially modified after January 1, 2010. The amended standards removed tangible products that contain software components and non-software components that work together to deliver the product’s essential functionality from the scope of industry-specific software revenue recognition guidance. The adoption of this new standard did not have a material impact on ARRIS’ consolidated financials, because there was very little difference between the allocations made using the residual method under the old guidance and the allocations using the relative selling price method under the new guidance. ARRIS, historically, has had relatively few instances where it was unable to establish fair value for undelivered elements.
The following is the disclosure from our Form 10-Q for the quarter ended March 31, 2010, as marked for our proposed disclosure in order to more clearly addresses the information required by ASC 605-25-65-1. These enhancements will be incorporated into our next Form 10-Q to be filed with the Securities and Exchange Commission.
Note 3. Change in Significant Accounting Policies
ARRIS significant accounting policies are disclosed in the Company’s Form 10-K for the year ended December 31, 2009, as filed with the SEC. The following discussion addresses a change in the Company’s revenue recognition accounting policy.

Securities and Exchange Commission
June 11, 2010

Revenue Recognition
ARRIS generates revenue as a result of varying activities, including the delivery of stand-alone equipment, custom design and installation services, and bundled sales arrangements inclusive of equipment, software and services. The revenue from these activities is recognized in accordance with applicable accounting guidance and their related interpretations.
Revenue is recognized when all of the following criteria have been met:
•	When persuasive evidence of an arrangement exists. Contracts and customer purchase orders are used to determine the existence of an arrangement.

•	Delivery has occurred. Shipping documents, proof of delivery and customer acceptance (when applicable) are used to verify delivery.

•	The fee is fixed or determinable. Pricing is considered fixed and determinable at the execution of a customer arrangement, based on specific products and quantities to be delivered at specific prices. This determination includes a review of the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment or future discounts.

•	Collectability is reasonably assured. The Company assesses the ability to collect from customers based on a number of factors that include information supplied by credit agencies, analyzing customer accounts, reviewing payment history and consulting bank references. Should a circumstance arise where a customer is deemed not creditworthy, all revenue related to the transaction will be deferred until such time that payment is received and all other criteria to allow the Company to recognize revenue have been met.
Revenue is deferred if any of the above revenue recognition criteria is not met as well as when certain circumstances exist for any of our products or services, including, but not limited to:
•	When undelivered products or services that are essential to the functionality of the delivered product exist, revenue is deferred until such undelivered products or services are delivered as the customer would not have full use of the delivered elements.

•	When required acceptance has not occurred.

Securities and Exchange Commission
June 11, 2010

•	When trade-in rights are granted at the time of sale, that portion of the sale is deferred until the trade-in right is exercised or the right expires. In determining the deferral amount, management estimates the expected trade-in rate and future value of the product upon trade-in. These factors are periodically reviewed and updated by management, and the updates may result in either an increase or decrease in the deferral.
Equipment — The Company provides cable system operators with equipment that can be placed within various stages of a broadband cable system that allows for the delivery of cable telephony, video and high speed data as well as outside plant construction and maintenance equipment. For equipment sales, revenue recognition is generally established when the products have been shipped, risk of loss has transferred, objective evidence exists that the product has been accepted, and no significant obligations remain relative to the transaction. Additionally, based on historical experience, ARRIS has established reliable estimates related to sales returns and other allowances for discounts. These estimates are recorded as a reduction to revenue at the time the revenue is initially recorded.
Software Sold Without Tangible Equipment — ARRIS sells internally developed software as well as software developed by outside third parties that does not require significant production, modification or customization. For arrangements that contain only software and the related post-customer support, the Company recognizes revenue in accordance with the applicable software revenue recognition guidance. If the arrangement includes multiple elements that are software only, then the software revenue recognition guidance is applied and the fee is allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. If sufficient VSOE of fair value does not exist for the allocation of revenue to all the various elements in a multiple element software arrangement, all revenue from the arrangement is deferred until the earlier of the point at which such sufficient VSOE of fair value is established or all elements within the arrangement are delivered. If VSOE of fair value exists for all undelivered elements, but does not exist for one or more delivered elements, the arrangement consideration is allocated to the various elements of the arrangement using the residual method of accounting. Under the residual method, the amount of the arrangement consideration allocated to the delivered elements is equal to the total arrangement consideration less the aggregate fair value of the undelivered elements. Under the residual method, if VSOE exists for the undelivered element, generally post contract support (“PCS”), the fair value of the undelivered element is deferred and recognized ratably over the term of the PCS contract, and the remaining portion of the arrangement is recognized as revenue upon delivery. If sufficient VSOE of fair value does not exist for PCS, revenue is recognized ratably over the term of support.
Standalone Services — Installation, training, and professional services are generally recognized in service revenues when performed.

Securities and Exchange Commission
June 11, 2010

Incentives — Customer incentive programs that include consideration, primarily rebates/credits to be used against future product purchases and certain volume discounts, have been recorded as a reduction of revenue when the shipment of the requisite equipment occurs.
Value Added Resellers — ARRIS employs the sell-in method of accounting for revenue when using a Value Added Reseller (“VAR”) as our channel to market. Because product returns are restricted, revenue under this method is recognized at the time of shipment to the VAR provided all criteria for recognition are met.
Multiple Element Arrangements — Certain customer transactions may include multiple deliverables based on the bundling of equipment, software and services. When a multiple-element arrangement exists, the fee from the arrangement is allocated to the various deliverables, to the extent appropriate, so that the proper amount can be recognized as revenue as each element is delivered. Based on the composition of the arrangement, the Company analyzes the provisions of the accounting guidance to determine the appropriate model that is applied towards accounting for the multiple-element arrangement. If the arrangement includes a combination of elements that fall within different applicable guidance, ARRIS follows the provisions of the hierarchal literature to separate those elements from each other and apply the relevant guidance to each.
~~The Company elected to early adopt accounting standards on a prospective basis related to multiple element arrangements as discussed in Note 2 of the Notes to the Consolidated Financial Statements. The Company applies the previous applicable accounting guidance for arrangements originating prior to the adoption date of January 1, 2010.~~
~~Multiple Element Arrangements Originating Before January 1, 2010~~
~~For multiple element arrangements originating before January 1, 2010, the deliverables are separated into more than one unit of accounts when the following criteria are met: (i) the delivered element(s) have value to the customer on a stand-alone basis, (ii) objective and reliable evidence of fair value exists for the undelivered element(s), and (iii) delivery of the undelivered element(s) is probable and substantially in the control of the Company. Revenue is then allocated to each unit of accounting based on the relative fair value of each accounting unit or by using the residual method if objective evidence of fair value does not exist for the delivered element(s). If any of the criteria are not met, revenue is deferred until the criteria are met or the last element has been delivered.~~
For multiple element arrangements that include software or have a software-related element that is essential to the functionality of the tangible product, more than incidental but that does not involve significant production, modification or customization, the Company applies, and will continue to apply, the provisions of the relevant software revenue recognition accounting guidance for arrangements originating before January 1, 2010 that continue to be effective after January 1, 2010.

Securities and Exchange Commission
June 11, 2010

For multiple element arrangements that include software or have a software-related element that is more than incidental and does involve significant production, modification or customization, revenue is recognized using the contract accounting guidelines by applying the percentage of completion or completed contract method. The Company recognizes software license and associated professional services revenue for its mobile workforce management software license product installations using the percentage-of-completion method of accounting as the Company believes that its estimates of costs to complete and extent of progress toward completion of such contracts are reliable. For certain software license arrangements where professional services are being provided and are deemed to be essential to the functionality or are for significant production, modification, or customization of the software product, both the software and the associated professional service revenue are recognized using the completed-contract method if the Company does not have the ability to reasonably estimate contract costs at the inception of the contracts. Under the completed-contract method, revenue is recognized when the contract is complete, and all direct costs and related revenues are deferred until that time. The entire amount of an estimated loss on a contract is accrued at the time a loss on a contract is projected. Actual profits and losses may differ from these estimates.
If the arrangement includes multiple elements, the fee is allocated to the various elements based on VSOE of fair value. If sufficient VSOE of fair value does not exist for the allocation of revenue to all the various elements in a multiple element arrangement, all revenue from the arrangement is deferred until the earlier of the point at which such sufficient VSOE is established or all elements within the arrangement are delivered. If VSOE of fair value exists for all undelivered elements, but does not exist for one or more delivered elements, the arrangement consideration is allocated to the various elements of the arrangement using the residual method of accounting. Under the residual method, the amount of the arrangement consideration allocated to the delivered elements is equal to the total arrangement consideration less the aggregate fair value of the undelivered elements. Using this method, any potential discount on the arrangement is allocated entirely to the delivered elements, which ensures that the amount of revenue recognized at any point in time is not overstated. Under the residual method, if VSOE exists for the undelivered element, generally PCS, the fair value of the undelivered element is deferred and recognized ratably over the term of the PCS contract, and the remaining portion of the arrangement is recognized as revenue upon delivery, which generally occurs upon delivery of the product or implementation of the system. License revenue allocated to software products, in certain circumstances, is recognized upon delivery of the software products.
Many of our products are sold in combination with customer support and maintenance services, which consist of software updates and product support. Software updates provide customers with rights to unspecified software updates that ARRIS chooses to develop and to maintenance releases and patches that the Company chooses to release during the period of the support period. Product support services include telephone support, remote diagnostics, email and web access, access to on-site technical support personnel and repair or replacement of hardware in the event of damage or failure during the term of the support period. Maintenance and support service fees are recognized ratably under the straight-line method over the term of the contract, which is

Securities and Exchange Commission
June 11, 2010

generally one year. The Company does not record receivables associated with maintenance revenues without a firm, non-cancelable order from the customer. Pursuant to the accounting requirements, the Company seeks to establish appropriate VSOE of the fair value for all service offerings. VSOE of fair value is determined based on the price charged when the same element is sold separately and based on the prices at which our customers have renewed their customer support and maintenance. For elements that are not yet being sold separately, the price established by management, if it is probable that the price, once established, will not change before the separate introduction of the element into the marketplace is used to measure VSOE of fair value for that element.
~~Multiple Element Arrangements Originating or Materially Modified After January 1, 2010~~
~~For multiple element arrangements (other than software sold without tangible equipment) originating or materially modified after January 1, 2010, the deliverables are separated into more than one unit of accounts when the following criteria are met: (i) the delivered element(s) have value to the customer on a stand-alone basis, and (ii) if a general right of return exits relative to the delivered item, delivery or performance of the undelivered element(s) is probable and substantially in the control of the Company.~~
~~For multiple element arrangements that contain software components and non-software components that function together to deliver the tangible product’s essential functionality, the Company applies the new multiple element arrangement guidance as described below.~~
~~The Company uses BESP of the element(s) for the allocation of arrangement consideration when unable to establish VSOE or TPE. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for new or highly customized offerings and solutions or elements not priced within a narrow range. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. The Company uses the relative selling price basis for the allocation of the arrangement consideration.~~
The Company elected to early adopt accounting standards on a prospective basis related to multiple element arrangements as discussed in Note 2 of the Notes to the Consolidated Financial Statements. The Company applies the previous applicable accounting guidance for arrangements originating prior to the adoption date of January 1, 2010.
Below is a comparison of: 1) units of accounting, 2) allocation of arrangement consideration and 3) timing of revenue recognition applying the old and new guidance.
Units of Accounting:
Before January 1, 2010: For multiple element arrangements originating before January 1, 2010, the deliverables are separated into more than one unit of accounts when the following criteria are met: (i) the delivered element(s) have value to the customer on a stand-alone basis, (ii) objective

Securities and Exchange Commission
June 11, 2010

and reliable evidence of fair value exists for the undelivered element(s), and (iii) delivery of the undelivered element(s) is probable and substantially in the control of the Company.
After January 1, 2010: For multiple element arrangements (other than software sold without tangible equipment) originating or materially modified after January 1, 2010, the deliverables are separated into more than one unit of accounting when the following criteria are met: (i) the delivered element(s) have value to the customer on a stand-alone basis, and (ii) if a general right of return exits relative to the delivered item, delivery or performance of the undelivered element(s) is probable and substantially in the control of the Company.
Adoption of the new standard did not alter the Company’s assessment of units of accounting as defined by the guidance, because we historically have had objective and reliable fair value for undelivered elements.
Allocation of Arrangement Consideration:
Before January 1, 2010: Revenue is then allocated to each unit of accounting based on the relative fair value of each accounting unit or by using the residual method if objective evidence of fair value does not exist for the delivered element(s).
After January 1, 2010: The Company uses best estimated selling price (“BESP”) of the element(s) for the allocation of arrangement consideration when unable to establish VSOE or third-party evidence of selling price (“TPE”). The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. BESP is generally used for new or highly customized offerings and solutions or elements not priced within a narrow range. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. The Company uses the relative selling price basis for the allocation of the arrangement consideration.
There was not a material difference in the amount of revenue recorded applying either the old or new guidance. This is attributable to the lack of material difference between allocations using the residual method and the relative selling price method.
Timing of Revenue Recognition:
As discussed above, the Company did not have any material changes to the identified units of accounting, nor to the allocation of revenue to those units, during the reporting period that would have materially affected the timing of the recognition of revenue.

Securities and Exchange Commission
June 11, 2010

Definitive Proxy Statement
Risk Considerations, page 15
Comment No. 3:
We note your disclosure in response to Item 402(s) of Regulation S-K. In your response please describe the process undertaken to reach the conclusion that the company’s compensation programs are not likely to lead to management’s taking on more risk than is appropriate from a sound business judgment perspective.
Response:
The Company’s Compensation Committee has developed compensation plans with a view to corporate best practices, shareholder alignment, and fair pay with competitive incentives for high performance achievement. The Committee, as described in the proxy statement, works with independent consultants in establishing these practices. Compensation consists of base salary, an annual bonus and long term incentive compensation in the form of equity. With some variation, base salary is approximately one-third of total compensation, annual short term incentive is approximately 20% of total compensation and long term equity compensation, which is earned over three and four year vesting periods, consists of approximately 50% of compensation. In addition, we do have a “clawback” provision that discourages certain behavior. Furthermore, we require our executives to hold a level of shares ranging from one to three times base salary. Recent changes include basing long-term equity incentives on total shareholder return (as compared to NASDAQ performance) over a three year term and the clawback provision. Accordingly, the Company believes its practices are in line with best practices across the country. Because total compensation is spread across base pay, annual incentives and long term equity incentives that are Company and market based with long-term vesting, executives are incentivized to seek growth, profitability and above-market stock performance over sustained periods. The Company believes that its compensation policies and practices are not “reasonably likely” to have a “material adverse effect” on the Company. Accordingly, under Regulation S-K, Item 402(s) no disclosure of risk management practices and risk taking incentives as they relate to compensation is required. Nor do the rules require an affirmative statement that our policies and practices are not reasonably likely to have a material adverse effect on the Company. Given the depth of our disclosure and the conservative practices we have in place, the Company did not believe it would be meaningful or material to add process-related information to the current disclosure.

Securities and Exchange Commission
June 11, 2010

Our process for risk consideration was subjective and somewhat informal and, given the timing of the new rule, occurred after the annual cycle for consideration of compensation. The process engaged in by the Committee was to review its compensation practices with a view to risk considerations and the proposed language for the proxy statement. In this connection the Committee used its own business judgment and did not consult with outside advisors other than as otherwise described in the proxy statement. We note there is no widely-accepted empirical or other analytical framework correlating compensation practices and risk, so the analysis is of necessity subjective. In future proxy statements, if we conclude that an explanation of the underlying analytical process is important to an understanding of our compensation policy and practices, we will include a discussion of that process.
Survey Data, page 7
Comment No. 4:
We note your references to survey data from Economic Research Institute, Watson Wyatt and Mercer Human Resources Consulting. Please explain the nature of this survey data (e.g., what specific elements were reviewed or state that you reviewed total compensation) and explain how this data was used in making determinations about any executive’s compensation. If this compensation data was used as a reference point on which to base, justify or provide a framework for your compensation decisions related to base salary, actual total cash compensation, and total direct compensation, identify all of the companies that were considered for purposes of this benchmarking exercise. See Item 402(b)(2)(xiv) of Regulation S-K. For further information please see Question 118.05 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response:
The Compensation Committee, together with its independent consultants, takes into account a wide range of information in reaching decisions. Some information, such as data on compensation at peer companies, is thoroughly analyzed and directly applied in reaching decisions. Other data, such as our consultants’ internal data bases and general surveys, is not directly applied, but rather provides a “market check” to make sure that the peer data is reasonable and not somehow skewed. Given the role of the secondary data in the past, to provide any more information regarding it would by implication overstate its importance in the overall compensation setting process. In future proxy statements we will either delete the references to the secondary data or, should the secondary data play a material role in the

Securities and Exchange Commission
June 11, 2010

Compensation Committee’s decisions, identify the source of the data (and the data’s attributes) and how it was utilized.
* * * *
We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours, W. Brinkley Dickerson, Jr.

cc:     Mr. David Potts (Arris)